SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 8)



                              Arch Coal, Inc.
                             (Name of Issuer)

                                Common Stock
                       (Title of class of Securities)

                                 039380100
                              (CUSIP Number)

                             David L. Hausrath
                             Vice President and
                              General Counsel
                                Ashland Inc.
                        50 E. RiverCenter Boulevard
                                P.O. Box 391
                          Covington, KY 41012-0391
                               (859) 815-3333
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                             February 22, 2001
          (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


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                                                                Page 2 of 6
CUSIP No.         039380100         13D


1        NAME OF REPORTING PERSONS        Ashland Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  61-0122250

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [  ]
                  N/A                                         (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS   00       (See Item 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)     [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

       NUMBER OF               7    SOLE VOTING POWER
        SHARES                          0
     BENEFICIALLY
       OWNED BY                8    SHARED VOTING POWER
         EACH                           0
       REPORTING
     PERSON WITH               9    SOLE DISPOSITIVE POWER
                                        0

                              10    SHARED DISPOSITIVE POWER
                                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     [   ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14       TYPE OF REPORTING PERSON
                CO

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                                                                Page 3 of 6


                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D

ITEM 1.  SECURITY AND ISSUER
         Ashland Inc. ("Ashland") currently does not own any shares of common stock ("Common Stock"), par value $.01 per share, of Arch Coal, Inc. ("Arch Coal").
         Arch Coal is a Delaware corporation with its principal executive offices located at City Place One, Suite 300, Creve Coeur, Missouri 63141.

ITEM 2.  IDENTITY AND BACKGROUND
         (a), (b) and (c) Ashland is a Kentucky corporation with its principal executive offices located at 50 E. RiverCenter Blvd., P. O. Box 391, Covington, Kentucky 41012-0391. Ashland is a diversified company with wholly owned operations in distribution, specialty chemicals, motor oil and car care products, and highway construction. Ashland also has a 38-percent equity interest in Marathon Ashland Petroleum LLC.
         The executive officers and directors of Ashland and their principal occupations are shown on the attached Schedule I. The business address of each executive officer is shown on Schedule I. Each director's business address is Ashland Inc., c/o Office of the Secretary, 50 E. RiverCenter Boulevard, P. O. Box 391, Covington, KY 41012-0391.
         (d-e) During the last five years, neither Ashland nor any of the persons listed in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)      Each executive officer and director is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION
         On June 22, 1999, Ashland, as a shareholder of Arch Coal, announced that it had retained the investment banking firm of Goldman Sachs to help Ashland explore strategic alternatives for its investment in Arch Coal.
         On March 16, 2000, Ashland's board of directors declared a taxable distribution to its shareholders of approximately 17.4 million of its 22.1 million shares of Arch Coal Common Stock. On March 27, 2000, Ashland distributed these 17.4 million shares of Arch Coal Common Stock to its shareholders of record on March 24, 2000. Each share of Ashland Common Stock received 0.246097 shares of Arch Coal Common Stock. In addition, Ashland shareholders received $7.1875 per share for any fractional shares of Arch Coal Common Stock, which was determined to be the value of Arch Coal Common Stock on the record date.
     At that time, Ashland announced that it intended to dispose of its remaining 4.7 million shares of Arch Coal Common Stock in a transaction or transactions that qualify as a sale for federal income tax purposes by March 2001. On September 6, 2000, Arch Coal filed a registration statement under the Securities Act of 1933, as amended, for the sale of 4,756,968 shares of Arch Coal Common Stock by Ashland in an underwritten public offering. These shares were sold on February 22, 2001 at a price of $19.00 per share, before underwriter's commission.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
I.       ASHLAND
         (a)      Ashland currently does not own any shares of Arch Coal Common
                  Stock.
         (b)      Not applicable.
         (c) Except as otherwise disclosed herein, neither Ashland nor the persons listed in Item 2 has effected any transaction relating to Arch Coal Common Stock within the last 60 days.
         (d)      Not applicable.
         (e) On February 22, 2001, Ashland sold all of its remaining 4,756,968 shares of Arch Coal Common Stock, thereby ceasing to be the beneficial owner of more than five percent of Arch Coal Common Stock.

II.      EXECUTIVE OFFICERS AND DIRECTORS OF ASHLAND
         The beneficial ownership of the Common Stock of Arch Coal of Ashland's executive officers and directors is listed on Schedule II.



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                                                                Page 5 of 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         None.


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                                                                Page 6 of 6


                                 SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 22, 2001
                                      -----------------------------------------
                                      (Date)

                                      /s/ David L. Hausrath
                                      -----------------------------------------
                                      David L. Hausrath
                                      Vice President and General Counsel

                                 Schedule I

                      DIRECTORS AND EXECUTIVE OFFICERS
                                     OF
                                ASHLAND INC.
                PRINCIPAL OCCUPATIONS AND BUSINESS ADDRESSES


    DIRECTORS                                                PRINCIPAL OCCUPATION*
----------------                  ----------------------------------------------------------------

Samuel C. Butler                      Partner of Cravath, Swaine & Moore, Attorneys, New York, New York

Frank C. Carlucci                     Chairman of the Board of The Carlyle Group, Washington, D.C.

Paul W. Chellgren                     Chairman of the Board and Chief Executive Officer of Ashland Inc., Covington, Kentucky

Ernest H. Drew                        Former CEO of Westinghouse Industries and Technology Group

James B. Farley                       Private Investor and Retired Chairman and Chief Executive Officer of Mutual Life Insurance
                                      Company of New York, New York (now known as The MONY Group)

Ralph E. Gomory                       President of Alfred P. Sloan Foundation, New York, NY

Bernadine P. Healy                    President and Chief Executive Officer of the American Red Cross, Washington, D.C.

Mannie L. Jackson                     Majority owner and Chairman and Chief Executive Officer of the Harlem Globetrotters,
                                      International

Patrick F. Noonan                     Chairman of the Board of The Conservation Fund, Arlington, Virginia

Jane C. Pfeiffer                      Management Consultant, Vero Beach, Florida

William L. Rouse, Jr.                 Former Chairman of the Board, President and Chief Executive Officer of First Security
                                      Corporation

Theodore M. Solso                     Chairman and Chief Executive Officer of Cummins Inc.

* For business addresses, see Item 2.


EXECUTIVE OFFICERS                       BUSINESS ADDRESS                          PRINCIPAL OCCUPATION
------------------                      -----------------------                 ---------------------------------------------------
Paul W. Chellgren                       P. O. Box 391                           Chairman of the Board and
                                        Covington, KY  41012                    Chief Executive Officer

James R. Boyd                           P. O. Box 391                           Senior Vice President
                                        Covington, KY  41012                    and Group Operating Officer

David J. D'Antoni                       P. O. Box 2219                          Senior Vice President
                                        Columbus, OH  43216                     and Group Operating Officer

J. Marvin Quin                          P. O. Box 391                           Senior Vice President
                                        Covington, KY  41012                    and Chief Financial Officer

James J. O'Brien                        P. O. Box 1400                          Senior Vice President;
                                        Lexington, KY 40512                     President, The Valvoline Company

Charles F. Potts                        APAC, Inc.                              Senior Vice President;
                                        3340 Peachtree Rd., NE                  President, APAC, Inc.
                                        Tower Place
                                        Atlanta, GA  30326

Kenneth L. Aulen                        P. O. Box 391                           Administrative Vice
                                        Ashland, KY  41114                      President; Controller

Philip W. Block                         P. O. Box 391                           Administrative Vice
                                        Covington, KY  41012                    President

J. Dan Lacy                             P. O. Box 391                           Vice President
                                        Covington, KY  41012

David L. Hausrath                       P. O. Box 391                           Vice President and
                                        Covington, KY  41012                    General Counsel

Richard P. Thomas                       P. O. Box 391                           Vice President and
                                        Covington, KY  41012                    Secretary

Peter M. Bokach                         P. O. Box 2219                          Vice President;
                                        Columbus, OH  43216                     President of Ashland
                                                                                Distribution Company

James A. Duquin                         P. O. Box 2219                          Vice President;
                                        Columbus, OH  43216                     President of Ashland
                                                                                Specialty Chemical Company

Lamar M. Chambers                       P. O. Box 391                           Auditor
                                        Covington, KY  41012


                                SCHEDULE II
                  Arch Coal Common Stock Transactions* and
           Ownership by Ashland Directors and Executive Officers



       Director of Ashland                          Total Ownership
    -----------------------------------------   ----------------------------
    Samuel C. Butler                                625 direct

    Frank C. Carlucci                               626 direct

    Paul W. Chellgren
    (information included in
     Executive Officer's List)

    Ernest H. Drew                                 1,722 direct

    James B. Farley                                   98 joint with wife
                                                     492 direct

    Ralph E. Gomory                                  246 direct

    Bernadine P. Healy                               917 direct

    Mannie L. Jackson                                492 direct

    Patrick F. Noonan                                492 direct

    Jane C. Pfeiffer                                 694 direct

    William L. Rouse                               1,114 direct

    Theodore M. Solso                                246 direct







*There were no transactions relating to Arch Coal Common Stock effected by Ashland Directors and Executive Officers within the last 60 days.

Executive Officer of Ashland                 Total Ownership
-------------------------------           -------------------------------
    Kenneth L. Aulen                          2,547 direct

    Philip W. Block                             500 (1)
                                                900 direct

    Peter M. Bokach                              59 (1)
                                                676 direct

    James R. Boyd                                52 (1)
                                              1,045 joint with wife
                                                 32,647 direct

    Lamar M. Chambers                               731 (1)
                                                    225 direct

    Paul W. Chellgren                            20,402 direct
                                                     39 (1)

    David J. D'Antoni                             1,545 (1)
                                                    123 custodian for son
                                                  1,577 direct

    James A. Duquin                                 456 direct

    David L. Hausrath                               858 (1)

    J. Daniel Lacy                                  962 (1)

    James J. O'Brien                                 61 (1)
                                                    324 direct

    Charles F. Potts                                424 (1)
                                                    331 direct

    J. Marvin Quin                                   24 (1)
                                                  7,071 direct

    Richard P. Thomas                               915 (1)
                                                    386 direct


(1) Shares held in Ashland's Employee Savings Plan as of January 30, 2001.